

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

July 13, 2017

Jonathan H. Baksht
Senior Vice President and Chief Financial Officer
Ensco plc
6 Chesterfield Gardens
London W1J 5BQ
United Kingdom

> **Re:** **Ensco plc**
> **Registration Statement on Form S-4**
> **Filed June 16, 2017**
> **File No. 333-218808**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed February 28, 2017**
> **File No. 1-08097**

Dear Mr. Baksht:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. We note shareholders have filed four lawsuits challenging the proposed merger. Please revise to describe any litigation in connection with the transaction, including the complaints filed by Bernard Stern, Joseph Composto, the Booth Family Trust, and Mary Carter against Atwood and other defendants in June 2017 in the United States District Court for the Southern District of Texas.

The Merger, page 48

Background of the Merger, page 48

2. Please name the individuals who participated in each stage of the discussions and negotiations. In that regard, we note references to the Atwood and Ensco management teams, such as Ensco Management presenting Atwood or discussing Atwood with the Ensco Board on August 22, 2016 and February 21, 2017.

3. We note your disclosure that Ensco management presented and discussed Atwood with the Ensco Board on August 22, 2016 and February 21, 2017 as part of its corporate strategy review. Subsequently, Carl G. Trowell, a director and the Chief Executive Officer of Ensco called Robert J. Saltiel, a director and the President and Chief Executive Officer of Atwood, on April 19, 2017 to express an interest in a potential acquisition of Atwood. Please expand your disclosure to explain what Ensco management presented and discussed with the Ensco Board about Atwood on August 22, 2016 and February 21, 2017, and more broadly, discuss Ensco's corporate strategy review during this time period. Please also disclose the reasons that ultimately led Mr. Trowell to decide to express an in interest in a potential acquisition of Atwood on April 19, 2017, and subsequently Mr. Trowel and Paul E. Ramsey, II, Chairman of the Ensco Board, to send the "Initial Ensco Indication of Interests" on May 12, 2017.

4. Please explain why Ensco retained DNB Capital LLC and HSBC Securities (USA) Inc. as co-financial advisors and clarify the role each co-advisor played in the process. We note your only reference to these firms is that you retained such firms on May 27, 2017, and then on page 74 you disclose that you agreed to pay each $2.5 million upon the consummation of the merger.

Opinion of Financial Advisor to Ensco, page 62

Summary of Financial Analyses of Morgan Stanley, page 64

5. We note that Morgan Stanley and Goldman Sachs appear to have provided analyses to the Ensco and Atwood boards that are not referenced or summarized. Please confirm that you have summarized all material analyses that Morgan Stanley and Goldman Sachs provided to Ensco and Atwood. By way of example only, we note the analyses contained on page 47 of the fairness presentation materials from Morgan Stanley and on page 40 of the fairness presentation materials from Goldman Sachs.

Certain Unaudited Financial Forecasts Prepared by the Management of Ensco, page 83

6. Please describe in greater detail the reasons why Ensco management determined "Ensco Management Case B was more reflective of the then-current market outlook than Ensco

Management Case A." As part of this, please disclose the market assumptions underlying each of Case A and Case B.

7.   We note you disclose financial forecasts of Ensco management for Ensco and Atwood for the years ending December 31, 2017, 2018, and 2019. However, we further note, from Morgan Stanley's May 29, 2017 presentation materials provided supplementally to us, that it appears that Ensco management provided Morgan Stanley with financial projections for Ensco and Atwood for FY2017E – 2055E, and that Morgan Stanley conducted analyses that considered projected information for fiscal years 2020 through 2055, such as the useful life discounted cash flow analyses (through 2055) and 10-year discounted cash flow analyses (through 2026). Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances.

8.   From Morgan Stanley's May 29, 2017 presentation materials provided supplementally to us, it appears that Ensco management provided Morgan Stanley with EBITDA projections for Ensco and Atwood and that such projections were used in certain analyses - for example in the discounted cash flow analyses and the discounted equity value analysis. Please provide corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances.

Board of Directors and Executive Officers of Ensco Following the Merger, page 89

9.   We note your disclosure regarding who will serve as directors of the post-combination company. Please file all consents required by Securities Act Rule 438.

Unaudited Pro Forma Condensed Combined Financial Statements of Ensco, page 116

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 120

Note 3 – Estimated Merger Consideration and Allocation, page 121

10. Revise your estimate of the pro forma merger consideration to be issued based on your most recent share price at the time when you amend this filing.

11. Provide a more detailed description of the reasons why the acquisition of Atwood Oceanics, Inc. resulted in a pro forma bargain purchase gain in accordance with FASB ASC 805-30-50-1f.

Form 10-K for Fiscal Year Ended December 31, 2016

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

Critical Accounting Policies and Estimates, page 76

Impairment of Long-Lived Assets, page 77

12.   We note that you evaluate the carrying value of your drilling rigs when events or changes in circumstances indicate that the carrying value of such rigs may not be recoverable. We also note your statements that "pressure on operating day rates has resulted in rates that approximate, or are slightly lower than, direct operating expenses" and that 2017 is expected "to be a challenging year for drilling contractors as current contracts expire and new contracts are executed at lower rates." Tell us how you determined that a triggering event that would have prompted the performance of recoverability test did not occur during 2016. In addition to those noted above, include a description of factors you have considered such as expectations for rig utilization levels and the continued decline in your backlog. Refer to FASB ASC 360-10-35-21. Also, provide us with an update through the interim period ended June 30, 2017 to the extent there are material changes in factors that impact your assessment.

13.   Your critical accounting policy disclosure states that asset impairment evaluations are highly subjective and reflect your judgments and assumptions regarding future industry conditions and operations, as well as estimates of expected utilization levels, day rates, expense levels, and capital requirements. Revise this disclosure to provide additional information describing the methods through which the information underlying these key assumptions is determined and addressing how accurate your assumptions have been in the past. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Include a description of potential events and changes in circumstances that are reasonably expected to affect your key assumptions. To the degree necessary, distinguish between assumptions made for your jackup rigs and floaters. For additional guidance, refer to section V of SEC Release No. 33-8350.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sean T. Wheeler
        Latham & Watkins LLP